Mr. Jason Neithamer	August 8, 2008
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: Patient Portal Technologies, Inc.
         Form 8-K filed March 31, 2008; Amended August 7, 2008
         File No. 000-53145

Dear Mr. Neithamer:

We are writing in response to you letter dated April 4, 2008 regarding our March 31, 2008 Form 8-K. We field an amended Form 8-K on August 7, 2008. Our responses to your comments follow:

1.	Amend your Form 8-K to provide the following disclosures required by Item 304(a)(1) of Regulation S-K:

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State whether the previous certifying accountant, Walden Certified Public Accountant, P.A., resigned, declined to stand for reelection or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the certifying accountant “discontinued for cost effective purposes”, as that wording may be unclear to a reader. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants as required by Item 304(a)(1)(ii);

Company Response:

     We have modified the disclosure to be in conformance with Regulation S-K.

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Item 304(a)(1)(ii) requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

                  Company Response:

In December 2006 the auditor gave an unqualified opinion and did note that there were questions about a going concern. These questions centered on the ability to support ongoing losses without additional capital. The company was successful in raising additional capital and there was no mention of going concern issues in the 2007 audit opinion.

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The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v).

Company Response:

There were no disagreements or other reportable issues and we have stated such in the revised 8-K as well as in the auditor’s resignation letter.

2.	You disclose that the “Letter of Resignation” is attached as an exhibit. Amend your Form 8-K to provide such exhibit.

Company Response:

Done.

3.
We note your engagement of Harris Rattray CPA as the new independent certifying accountant as of March 14, 2008. Amend your Form 8-K to comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with you new accountants, please ensure you disclose any consultations up through date of engagement.

Company Response:

We have modified our Form 8-K to comply with Item 304(a)(2) of Regulation S-K.

Sincerely,

Kevin Kelly
            CEO